# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESSA Pharma Inc., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Shares, no par value per share (the "Shares")
Address of issuer's principal executive offices: 999 West Broadway, Suite 720, British Columbia, California (CA), V5Z 1K5
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-117108
Filed by CIK 0001442756

## Reporting persons
- PFM Health Sciences, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PFM Health Sciences GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Partner Asset Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brian D. Grossman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ESSA Pharma Inc.
Address of issuer's principal executive offices: 999 West Broadway Suite 720 British Columbia, CA, V5Z 1K5

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by PFM Health Sciences, LP ("PFM"), PFM Health Sciences GP, LLC ("PFM-GP"), Partner Asset Management, LLC ("PAM"), and Brian D. Grossman ("Grossman" and, collectively with PFM, PFM-GP, and PAM, the "Reporting Persons").

PFM-GP is the general partner of PFM and the manager of PAM. Grossman is the sole member of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o PFM Health Sciences, LP, 475 Sansome Street, Suite 1720, San Francisco, California 94111
Citizenship: PFM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP and PAM is organized as a limited liability company under the laws of the State of Delaware. Grossman is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC may be deemed to beneficially own 0 Shares.

2. Mr. Grossman may be deemed to beneficially own 0 Shares.
Percent of class:
1. The number of Shares that each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC may be deemed to beneficially own constitutes 0% of the Shares outstanding.

2. The number of Shares that Mr. Grossman may be deemed to beneficially own constitutes 0% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. Mr. Grossman: 0
Shared power to vote or to direct the vote:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. Mr. Grossman: 0
Sole power to dispose or to direct the disposition:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. Mr. Grossman: 0
Shared power to dispose or to direct the disposition:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. Mr. Grossman: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PFM Health Sciences, LP: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (02/14/2025)
- PFM Health Sciences GP, LLC: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (02/14/2025)
- Partner Asset Management, LLC: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (02/14/2025)
- Brian D. Grossman: /s/ Darren Mooney, Darren Mooney, attorney-in-fact* (02/14/2025)
Comment: * Darren Mooney is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated February 1, 2024, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G/A for Praxis Precision Medicines, Inc. on February 14, 2024.